



Peter Johnson · **3rd** in

CEO at Phat Scooters LLC

Phoenix, Arizona Area · 500+ connections · **Contact info**

Phat Scooters LLC

University of Arizona

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Thank you Matt Gottesman for having me on The Hustle Sold Separately Podcast. W...



Hustle Sold Separately: How to Adapt & Pivot Your Business During a Global Cris...
podcasts.apple.com • 1 min read

👍 🌐 24 · 2 Comments

We love our local businesses; we're a local business. Local businesses are the fabric ...

Phat Scooters Donates Delivery Ebikes to Local Restaurants
fsrmagazine.com

👍 29 · 2 Comments

THE
phat...

Phat
expe...

Experience

CEO
Phat Scooters LLC

Jan 2017 – Present · 3 yrs 8 mos
Phoenix, Arizona

Since launching in 2017, Phat Scooters has skyrocketed in popularity in the electric scooter market both commercially and as a personal lifestyle E-Cruiser. Phat Scooters is a manufacturer of recreational and commercial Electric Fat Tire Scooters for golfers. Our custom accessories and branding make our scooters ideal for golf facility rentals and personal use. We offer a fun and exciting way to travel, whether it be on the Golf Course or heading out to grab a few groceries. For more information, visit www.phatgolf.com.

 PhatScooters | Modern Electric Phat Tire...

 Phat Golf - A division of Phat Scooter



President
KloudBlu
Jun 2012 – Dec 2019 · 7 yrs 7 mos
Phoenix, Arizona Area

KloudBlu is an innovator in the IoT space specializing in wireless communication devices and wireless asset tracking. We combine strategy, user experience and design to help clients think beyond the ordinary



President
Eco PACT
Apr 2012 – Feb 2017 · 4 yrs 11 mos
2115 S. 11th Ave. Suite 120 Phoenix, AZ 85007

EcoPact is the parent company of Eco Aluminum Pallets, Eco Container Systems and Eco Tracking. Our companies manufacture solution driven sustainable products for the packaging, storage, shipping, distribution and manufacturing industries.

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President
Eco Aluminum Pallets
Oct 2009 – Feb 2017 · 7 yrs 5 mos
2115 S. 11th Ave. suite 120 Phoenix, Az 85007

Eco Aluminum Pallets is a shipping product for closed looped companies who have the need to reduce pallet budgets, product damage and save on transportation costs. Our pallet is sterile, lightweight and durable. Unlike plastic and wood, our pallet is guaranteed for 10 years, saves you 50 to 90% of your current pallet budget, will not contaminate or damage your pr ...see mor

Principal

Silex Partners LLC

Apr 2010 – Feb 2011 · 11 mos

Silex Partners is a consulting and management firm with backgrounds in sales and construction.

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Education



University of Arizona

Bachelor of Arts, Communications

1998 – 2002

Activities and Societies: Men's Swim Team

Skills & Endorsements

Sales · 54

 Endorsed by **3 of Peter's colleagues at Eco PACT**    Endorsed by **12 people who know Sales**

Strategic Planning · 32

 Endorsed by **Glen Munholland, who is highly skilled at this**

New Business Development · 27

Rick Elmore and 26 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**



Shaun Alexander

CMO at Celexus, Inc.

August 1, 2014, Peter managed Shaun directly

Shaun has been a close partner and colleague over the pas three years. Each project he works on is completed on time with attention to quality and detail. Many times there are unforeseen circumstances that need to be addressed, and Shaun, in particular, has been great at problem solvin... **See**

Accomplishments

2   **Projects**

Aluminum Container • Total POM

Interests


Spireon
16,474 followers


AB&R® Inventory Management
124 members


University of Arizona Alumni
31,026 members


Wheels Up
21,615 followers


Aptera Motors
943 followers


Eco PACT
39 followers

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